[redacted]

08004836

Johnson Matthey

September 2, 2008

Robert M. Talley
President - Corporate, General Counsel
and Secretary
Office of the President

SEC
Mail Processing
Section

SEP 08 2008

Washington, DC
103

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70042890000243563465
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SUPPL

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Annual Information Update**	**31 July 2008**
2.	**Release of Shares Under the Johnson Matthey LTIP**	**04 Aug 2008**
3.	**Notification of Transactions of Directors/Persons**	**07 Aug 2008**
4.	**Notification of Transactions of Directors/Persons**	**07 Aug 2008**
5.	**Notification of Transactions of Directors/Persons**	**11 Aug 2008**
6.	**Notification of Transactions of Directors/Persons**	**14 Aug 2008**
7.	**Notification of Transactions of Directors/Persons**	**21 Aug 2008**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
SEP 12 2008
THOMSON REUTERS

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/af
Enclosure
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

dw 9/11

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

ANNUAL INFORMATION UPDATE

Johnson Matthey PLC (the "Company") is pleased to provide an annual information update in accordance with the requirements of Prospectus Rule 5.2. This update refers to information that has been published or made available by the Company to the public during the period 1 April 2007 to 31 July 2008. To avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

The information referred to in this update was up to date at the time the information was published but some information may, at any time, become out of date due to changing circumstances.

1. Announcements made via RNS/Newswire

Date	Heading
11/04/07	Total Voting Rights
11/04/07	Director/PDMR Shareholding
11/04/07	Director/PDMR Shareholding
16/04/07	New Non-Executive Director
19/04/07	Director/PDMR Shareholding
01/05/07	Total Voting Rights
17/05/08	Director/PDMR Shareholding
23/05/07	Holding(s) in Company
30/05/07	New Non-Executive Director
01/06/07	Total Voting Rights
07/06/07	Final Results
08/06/07	Transaction in own shares
11/06/07	Transaction in own shares
11/06/07	Transaction in own shares
11/06/07	Director/PDMR Shareholding
11/06/07	Director/PDMR Shareholding
18/06/07	Annual Report and Accounts
19/06/07	Annual Information Update
20/06/07	Director/PDMR Shareholding
26/06/08	Holding(s) in Company
02/07/07	Total Voting Rights
16/07/07	Holding(s) in Company
19/07/07	Director/PDMR Shareholding
24/07/07	Interim Management Statement
24/07/07	Result of AGM
25/07/07	Transaction in Own Shares
26/07/07	Director/PDMR Shareholding
27/07/07	Transaction in Own Shares
27/07/07	Transaction in Own Shares
30/07/07	Director/PDMR Shareholding
30/07/07	Transaction in Own Shares
31/07/07	Director/PDMR Shareholding
01/08/07	Total Voting Rights
01/08/07	Transaction in Own Shares
02/08/07	Transaction in Own Shares
03/08/07	Director/PDMR Shareholding
03/08/07	Holding(s) in Company
03/08/07	Transaction in Own Shares
06/08/07	Transaction in Own Shares
06/08/07	Transaction in Own Shares
07/08/07	Director/PDMR Shareholding
07/08/07	Holding(s) in Company

08/08/07	Transaction in Own Shares
08/08/07	Director/PDMR Shareholding
10/08/07	Director/PDMR Shareholding
14/08/07	Holding(s) in Company
14/08/07	Director/PDMR Shareholding
14/08/07	Director/PDMR Shareholding
16/08/07	Director/PDMR Shareholding
21/08/07	Transaction in Own Shares
22/08/07	Transaction in Own Shares
23/08/07	Transaction in Own Shares
03/09/07	Total Voting Rights
04/09/07	Director/PDMR Shareholding
04/09/07	Holding(s) in Company
10/09/07	Transaction in Own Shares
11/09/07	Transaction in Own Shares
12/09/07	Blocklisting Interim Review
13/09/07	Transaction in Own Shares
14/09/07	Transaction in Own Shares
14/09/07	Transaction in Own Shares
19/09/07	Director/PDMR Shareholding
20/09/07	Transaction in Own Shares
26/09/07	Trading Statement
28/09/07	Holding(s) in Company
01/10/07	Total Voting Rights
02/10/07	Director/PDMR Shareholding
11/10/07	Appointment of Joint Broker
16/10/07	Holding(s) in Company
17/10/07	Holding(s) in Company
19/10/07	Director/PDMR Shareholding
25/10/07	Holding(s) in Company
29/10/07	Holding(s) in Company
01/11/07	Total Voting Rights
02/11/07	Holding(s) in Company
15/11/07	Holding(s) in Company
20/11/07	Holding(s) in Company
22/11/07	Director/PDMR Shareholding
28/11/07	Interim Results
29/11/07	New Plants
07/12/07	Holding(s) in Company
10/12/07	Acquisition
17/12/07	Blocklisting Interim Review
21/12/07	Director/PDMR Shareholding
03/01/08	Director/PDMR Shareholding
17/01/08	Holding(s) in Company
17/01/08	Director/PDMR Shareholding
22/01/08	Holding(s) in Company
29/01/08	Interim Management Statement
31/01/08	Regulatory Approval
05/02/08	Director/PDMR Shareholding
06/02/08	Director/PDMR Shareholding
06/02/08	Acquisition
08/02/08	Holding(s) in Company
08/02/08	Director/PDMR Shareholding
08/02/08	Director/PDMR Shareholding
14/02/08	Holding(s) in Company
15/02/08	Holding(s) in Company
21/02/08	Director/PDMR Shareholding

25/02/08	Holding(s) in Company
28/02/08	Holding(s) in Company
20/03/08	Director/PDMR Shareholding
20/03/08	Director/PDMR Shareholding
20/03/08	Director/PDMR Shareholding
31/03/08	Directorate Change
01/04/08	Senior Independent Director
01/04/08	Total Voting Rights
01/04/08	Director/PDMR Shareholding
17/04/08	Director/PDMR Shareholding
22/05/08	Director/PDMR Shareholding
05/06/08	Final Results
10/06/08	Blocklisting Interim Review
17/06/08	Annual Report and Accounts
18/06/08	Director/PDMR Shareholding
23/06/08	Holding(s) in Company
26/06/08	Director/PDMR Shareholding
16/07/08	Director/PDMR Shareholding
22/07/08	Interim Management Statement
22/07/08	Result of AGM
23/07/08	Director/PDMR Shareholding
24/07/08	Director/PDMR Shareholding
29/07/08	Holding(s) in Company

Copies of the above announcements can be found on the London Stock Exchange website www.londonstockexchange.com and on the Company's website www.matthey.com

2. Documents filed at Companies House

All of the documents listed below were filed at Companies House on or around the dates indicated.

Date	Document Type
17/04/07	169(1B)
17/04/07	169(1B)
17/04/07	169(1B)
17/04/07	169(1B)
23/04/07	88(2)R
23/04/07	88(2)R
23/04/07	88(2)R
23/04/07	88(2)R
23/04/07	88(2)R
23/04/07	88(2)R
23/04/07	88(2)R
23/04/07	88(2)R
23/04/07	88(2)R
23/04/07	88(2)R
23/04/07	88(2)R
23/04/07	88(2)R
02/05/07	169(1B)
18/05/07	88(2)R
18/05/07	88(2)R
18/05/07	88(2)R
18/05/07	88(2)R
18/05/07	88(2)R
05/06/07	169(1B)
05/06/07	169(1B)
05/06/07	169(1B)

05/06/07	169(1B)
05/06/07	169(1B)
05/06/07	169(1B)
27/06/07	169(1B)
05/07/07	88(2)R
30/07/07	88(2)R
30/07/07	88(2)R
30/07/07	88(2)R
01/08/07	Resolutions & New Articles of Association
13/08/07	363a
14/08/07	Annual Accounts
17/08/07	169(1B)
17/08/07	169(1B)
04/09/07	88(2)R
04/09/07	88(2)R
17/09/07	169(1B)
18/09/07	288a
19/09/07	169(1B)
19/09/07	169(1B)
01/10/07	288c
10/10/07	169(1B)
10/10/07	169(1B)
30/10/07	288c
03/04/08	288b
03/04/08	288b
20/05/08	288c
31/07/08	Annual Accounts

Copies of documents filed at Companies House can be obtained from Companies House or from the Company Secretary, Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE.

3. Documents sent to shareholders

The following documents were published and sent to shareholders. They are available on the Company's website www.matthey.com

Date	Document
17/06/08	Annual Report and Accounts for the year ended 31/03/08
17/06/08	Circular Letter to Shareholders including Notice of Annual General Meeting

For further enquires, contact

Angela Purtill, Assistant Company Secretary, Johnson Matthey PLC
Telephone: 020 7269 8461

RELEASE OF SHARES UNDER THE JOHNSON MATTHEY LONG TERM INCENTIVE PLAN 1998

Johnson Matthey plc sets out below details of ordinary shares of £1 each which were released under the Johnson Matthey Long Term Incentive Plan 1998 on 1 August 2008 to Persons Discharging Managerial Responsibilities. The shares were allocated on 1 August 2005.

Name		*Number of shares released*	*Number of shares sold on 1 August 2008*	*Sale Price £*	*Number of shares retained*
N A P Carson	Director	68,578	28,145	16.192208	40,433
P N Hawker	Director	26,932	26,932	16.192208	-
D W Morgan	Director	27,930	25,137	16.192208	2,793
L C Pentz	Director	26,932	26,932	16.192208	-
J N Sheldrick	Director	37,406	15,351	16.192208	22,055
W F Sandford	Senior Executive	15,960	15,960	16.192208	-
F K Sheffy	Senior Executive	12,771	12,771	16.192208	-
I F Stephenson	Senior Executive	15,561	6,386	16.192208	9,175
S Farrant	Senior Executive	5,027	5,027	16.192208	-
N Whitley	Senior Executive	4,942	4,942	16.192208	-

Following the above release, the total number of shares currently allocated to directors under the Johnson Matthey Long Term Incentive Plan 1998 and the Johnson Matthey Long Term Incentive Plan 2007 is as follows:

N A P Carson	169,091
P N Hawker	65,903
D W Morgan	65,949
L C Pentz	65,903
J N Sheldrick	84,472

Angela Purtill
Assistant Company Secretary
Johnson Matthey plc
Tel: 020 7269 8461
4 August 2008

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   Sir John Banham

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   James Hay Pension Trustees Limited

8. State the nature of the transaction:

   Purchase of shares into a Self Invested Personal Pension (SIPP)

9. Number of shares, debentures or financial instruments relating to shares acquired:

   7,400

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.04

14. Date and place of transaction:

7 August 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

8,400

16. Date issuer informed of transaction:

7 August 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
7 August 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
S Farrant
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Dividend Reinvestment in the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	46
P N Hawker	46
S Farrant	46
I F Stephenson	46
N Whitley	35

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.00

14. Date and place of transaction:

5 August 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	142,921
P N Hawker	15,762

16. Date issuer informed of transaction:

6 August 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
7 August 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

Mr A M Thomson
Mr S Farrant

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Mr A M Thomson
Mr S Farrant

8. State the nature of the transaction:

Dividend Reinvestment Plan – purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

Mr A M Thomson	39
Mr S Farrant	7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.1245

14. Date and place of transaction:

5 August 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

A M Thomson – 2,295

16. Date issuer informed of transaction:

11 August 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
11 August 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
L C Pentz
F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

T Rowe Price Trust as Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

Dividend reinvestment by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	7
L C Pentz	110
F K Sheffy	36

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.075

14. Date and place of transaction:

8 August 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson 142,928 ordinary shares of £1 each
L C Pentz 19,108 ordinary shares of £1 each

16. Date issuer informed of transaction:

14 August 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
14 August 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
P N Hawker	24

D W Morgan	24
L C Pentz	24
J N Sheldrick	24
S Farrant	24
W F Sandford	24
I F Stephenson	24
N Whitley	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.57

14. Date and place of transaction:

20 August 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	142,952
P N Hawker	15,786
D W Morgan	43,741
L C Pentz	19,132
J N Sheldrick	119,355

16. Date issuer informed of transaction:

21 August 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
21 August 2008

END